INVEST IN **BINTIMANI RESTAURANT**

A Family-Run, West African Kitchen on Main Street in Downtown Providence.



Highlights

Highlights

1. The taste of our food is unmatched.
2. Our shared/collective business model seeks to uplift other local entrepreneurs.
3. Our story, and our hopeful success, is the inspiration we all need in these times.

Our Team



Aiyah Josiah-Faeduwor

Aiyah is a Master in City Planning/MBA dual degree candidate at MIT. Even though he's the middle child, he's always felt compelled (almost required at times) to play a leadership role within the family, and now within the family business.



Aiyah Josiah-Faeduwor

Aiyah is a Master in City Planning/MBA dual degree candidate at MIT. Even though he's the middle child, he's always felt compelled (almost required at times) to play a leadership role within the family, and now within the family business.

As Sierra Leoneans, food is our love language. When Sahr and Baindu decided to be entrepreneurs, they didn't know anything about their business plan other than it would involve West African food. 15 years later, they've mastered their model and now have a prime location to ensure we can spread love within our community, the Bintimani way.



Baindu Josiah-Faeduwor

Aunty Baindu is the Matriarch and backbone of the Josiah-Faeduwor family and Bintimani Restaurant. Without her dedication and culinary gift none of this would be possible.



Sahr Josiah-Faeduwor

With 5 advanced degrees in the electrical engineering field, Mr. Josiah has well earned his childhood nickname, "The Brain." He's applied the same skillset to engineering an incomparable selection of recipes for the Bintimani's delectable menu.



Xia Josiah-Faeduwor

A software engineer by training and beautiful chaos by practice. Xia is the big sister of the family and the caretaker of all Bintimani patrons, and particularly those who find themselves overcome with the spirit(s)!



Satta Josiah-Faeduwor

Satta, Afrika, or Saturn, depending on her mood that day, is a Gemini and a free spirit. Her creativity and personality breathes life into Bintimani and will keep guests entertained throughout their dining experience.



Tamba Josiah-Faeduwor

Tamba contributes the most essential ingredient to the success of the entire operation; hope. His daughter, Shaniya will be the primary beneficiary of the restaurant's success -- it's legacy is her future and the foundation of her familial value.

Our Business Plan



BINTIMANI KITCHEN | 2021 Business Plan



OUR MISSION

We seek to establish ourselves as Downcity's only West African Eatery, featuring the most authentic West African cuisine. Our space will also serve as a marketplace, event space, and a hub for creative activity to help nurture and continue growing the already amazing creativity of our city.

Bintimani is a West African Kitchen located at 326 Westminster Street in the heart of downcity.

We'll primarily serve as a full-service restaurant while providing a space that can be utilized by a rotating cast of pop-up food and retail vendors, as well as community events and programming.

REVENUE STRATEGY

Short Term
Fill a huge void as Providence's first and only West African restaurant, serving local area residents, tourists, and college students.

Medium Term
We seek to maximize the space beyond traditional business hours with regular programming and space usage that optimizes the space to its fullest capacity by hosting events, pop-ups, and other creative gatherings.

MENU

Our dishes are comprised of authentic West African food.

Every meal at Bintimani is naturally made without additives, preservatives, or with the use of processed ingredients. The result is a hearty, filling meal that enthralls the taste buds beyond expectation. The staple Cassava Leaf dish is life-altering.

Bonus: We have the potential to drive further revenue from the lack of available healthy, fast-casual meals in a to-go capacity.

Ninety percent of our dishes consist of a base ingredient, white rice, brown rice, bulgur, or a similar grain-based cereal served with a sauce or a combination of sauces.

Bintimani will feature a beer and wine bar with globally sourced alcoholic beverages of the diaspora. From Africa to and through the Caribbean, we'll be serving a taste of home, here at Bintimani.





DESIGN

The design of the Bintimani is crucial to its overall intended uses. Working with South Africa-based interior designer Juliet Kavishe, an Afro-Minimalist, the space is guaranteed to exude our brand identity and encapsulate the spirit and essence of West African culture while remaining flexible enough to meet desired revenue goals.









BINTIMANI

With advisory support from MIT and its partners including Gensler and Google, the floorplan will utilize innovation and tech to make the space easily movable and modular to fit varying business and cultural needs.

REVENUE STRATEGY & PROJECTIONS

Food • Drink | Revenue will primarily be generated through food and beverage sales.

SAMPLE TICKETS (FOOD ONLY)**

$12 – single individual, to-go (25% of customers)

$20 – single individual, dining in (25% of customers)

$40 – group of two (10% of customers)

$70 – group of four (10% of customers)

SAMPLE TICKETS (WITH ALCOHOL)

$35 – single individual (12.5% of customers)

$70 – group of two (12.5% of customers)

$120 – group of four, (5% of customers)

***Important Note: Bintimani previously operated in Boston and these projected numbers are based on historical sales data + estimated beverage sales.*

LOCATION: DOWNTOWN PROVIDENCE, RI

- Bintimani is slated to open in one of the most **population-dense areas** of downtown Providence, housing a majority of its 10,000+ residents.
- **Providence remains one of the top foodie cities** in America and the food scene continues to grow in a post-pandemic economy, due in part to being a big tourist destination.
- **Downcity/College** — Johnson & Wales, Brown, RISD, RIC (making significant investments in downtown)
- Despite setbacks in 2020, the area is expected to make a **major comeback with a number of large investments** from local universities including Johnson & Wales, Brown University, RISD, Rhode Island College and the University of Rhode Island.

https://www.brown.edu/about/administration/president/statements/20181211-jewelry-district-association

https://www.jewelrydistrict.org/

STRAC Institute
Providence City Hall
University of Rhode Island Providence Campus
Internal Revenue Service (IRS)
Rhode Island Department of...
Beneficent Congregational Church
Johnson & Wales University Providence...
Weybosset St
Empire St
Broad St

Oberlin

DOWNTOWN PROVIDENCE

- In addition to academic investments, downtown is amidst a significant renovation of its landscape with additions such as the **Pedestrian Bridge**, the **District Hall**, a subsidiary of the **Cambridge Innovation Center**, which houses companies such as Johnson & Johnson and offers a free co-working space, and significant residential + commercial developments:

  Hotel Beatrice
  Aloft Hotel
  95 Lofts

- Bintimani will be nestled amongst a number of diverse well-known restaurants including **North**, **Oberlin**, the **Malted Barley**, and **Kleos**, and is guaranteed to be a significant part of the bustling nightlife which includes places such as **The Eddy**, **Rosendale**, and the **Dean Bar**.

THE TEAM (OUR STORY)

Bintimani's story is intertwined with the story of our family.

Before Sahr and Baindu Josiah-Faeduwor met and married in 2004, Sahr raised 5 siblings —Sahr, Tamba, Aiyah, Xia, and Satta — as a single father for most of their formative years. Together we persevered and fought to overcome our circumstances, and Bintimani has become the culmination of our family's collective experience met with community embrace.

BINTIMANI
857-417-0154





KEY ROLES

Owner and Head Chef: Baindu Josiah-Faeduwor

Manager: Sahr Josiah-Faeduwor

Chief of Operations: Alyah Josiah-Faeduwor

Wait staff/bar back/driver: Satta, Momeh and Tamba Josiah-Faeduwor



PROGRAMMING

Mixed-Use

Our goal within the space is to activate and optimize usage particularly during slower hours that typically represent downtime for the restaurant industry. Given our offerings, we anticipate these times being 7 am to 1 pm and 9 pm to 2 am. The space will be used for:

- Rotating food vendors
- Rotating retail vendors
- Community events

FOOD VENDORS

Adhering to licensing, insurance, and health code regulations. Bintimani will host guest chefs and startup food businesses on a rotating, pre-schedule basis. By allowing food vendors to operate during downtimes, we will avoid direct competition with our service offerings. Guest chefs can utilize our kitchen and space from 7 am to 1 pm for a flat fee of $40 per hour, and 9 pm to 2 am for a flat fee of $60 per hour.

Estimated daily revenue: $500

RETAIL VENDORS

We will also host local vendors throughout the week who seek to sell tangible, non-food items. They will utilize a dedicated mobile booth inside of the space whose location will depend upon the time of day and anticipated traffic. Every Saturday morning will feature a small indoor market featuring up to 5 vendors utilizing additional modular booths who can pop-up during the hours of 7 am to 1 pm, with a flat rental fee of $100 per booth.

Estimated weekly revenue: $500

COMMUNITY EVENTS

Bintimani is being built in a way that will allow us to retract furnishings and erect structures as needed to host community events and programs. For example, yoga in the morning, language or literacy classes, community teach-ins, or corporate and collegiate events. In the evenings we envision live music with a late-night menu, a full bar, poetry and paint nights, and other types of usage that we would lease and/or partner with other entities to generate activity and awareness of Bintimani as more than just a restaurant. Leasing costs will be calculated based on overall needs.

Estimated weekly revenue: $250

*These are forward looking projections and are not guaranteed.

DAILY SALES PROJECTIONS

	DAILY CUSTOMER FLOW	AVG TICKET COST	REVENUE PER DAY
# of Dining Seats	50	$17.75	$887.50
# of Bar Seats	50	$8.00	$400.00
# of To-Go Orders	20	$12.50	$250.00
# of Delivery Orders	10	$22.75	$227.50
TOTAL			$1,765.00

ANNUAL PROJECTIONS

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
(w/10% growth per yr)	$644,225.00	$708,647.50	$779,512.25	$857,463.48	$943,209.82

OTHER REVENUE	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Guest Chef Rents	$182,500.00	$200,750.00	$220,825.00	$242,907.50	$267,198.25
Marketplace Rents	$26,000.00	$28,600.00	$31,460.00	$34,606.00	$38,066.60
TOTAL	$852,725.00	$937,997.50	$1,031,797.25	$1,134,976.98	$1,248,474.67

*These are forward looking projections and are not guaranteed.

CAPITAL COSTS	BUDGET	DESCRIPTION
Structural Modifications	$0	Covered by Cornish Associates





Aesthetic Modifications	$105,000	Based off an estimate of $75 per square foot
Kitchen Equipment	$73,997.49	Mix of new and used
SOFT COSTS	**BUDGET**	**DESCRIPTION**
Security deposit	$3,000	Per agreed upon LOI
First 6 mo. utilities	$6,000	Industry/location average
First 6 mo. NNN costs	$4,375	Industry/location average
Designers + consultants	$20,000	Projected costs based on average of hourly rates
Licenses and permits	$8,000	Liquor license, health permit, food and safety, etc.
Legal fees	$1,500	LLC contract review, employment and consultant agreements, etc.
Advertising for opening	$1,000	Social media promotion
Printed materials	$750	In-store and to-go menus
Display and signage	$5,000	Outdoor signage, window decals, in-store displays, menus, etc.
Computer hardware + software	$2,100	Office computer, accounting software, etc.
Employee uniforms	$500	Diechas designed kitchen wear and service wear
Office furniture	$1,500	Chairs, table, safe, etc.
Operating cash	$5,000	Baseline transactional cash
POS	$100	Toast and Square estimates
Prepaid insurance	$3,000	Industry quotes
Security system	$2,000	Basic app-based surveillance, inside and outside
Starting inventory	$5,000	Food ingredients, dry goods
Tools and supplies	$3,000	Kitchenware
Travel	$1,000	Procurement from vendors
Truck + delivery vehicle	$10,000	Used van with branded wrap
Contingency	$26,122.15	10% of total estimated costs
TOTAL	$287,343.64	

TOTAL START-UP COSTS
$287,343.64

*These are forward looking projections and are not guaranteed.

START-UP TIMELINE: LET'S GO!

SEPT 2021
- reach atleast $100K WeFunder fundraising goal
- space demo
- sign lease

OCT 2021
- demo complete
- continued fundraising
- space build begins

NOV 2021
- space build
- liquor license application
- continued catering events

DEC 2021
- space build
- fundraising complete

JAN 2022
- **PREPARE FOR OPENING!**

*These are forward looking projections and are not guaranteed.

MIT
THANK YOU.
For additional inquiries, contact:
Aiyah Josiah-Faeduwor
thebintimani@gmail.com